Docebo Reports Third Quarter 2023 Results

TORONTO, ONTARIO - November 9, 2023 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three and nine months ended September 30, 2023. All amounts are expressed in US dollars unless otherwise stated.

"Consistent execution and operating discipline allowed us to surpass the upper limit of our revenue and profitability guidance for the quarter. The horizontal reach of our platform created momentum in all customer segments," said Claudio Erba, Founder and Chief Executive Officer. “Docebo continues to excel in delivering innovation. Over the past nine months, we introduced an impressive range of nearly 90 new features and capabilities, which were proudly showcased at Docebo Inspire in September. This innovation has not only led to measurable success for our customers, but also significantly contributed to long-term sustainable and profitable growth for our shareholders.”

Third Quarter 2023 Financial Highlights
•Revenue of $46.5 million, an increase of 26% from the comparative period in the prior year.
•Subscription revenue of $43.6 million, represented 94% of total revenue, an increase of 27% from the comparative period in the prior year.
•Gross profit of $37.7 million, an increase of 26% from the comparative period in the prior year, or 81.1% of revenue, compared to 80.7% of revenue for the comparative period in the prior year.
•Net income of $4.0 million, or $0.12 per share, compared to net income of $10.3 million, or $0.31 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $5.0 million, or adjusted net income per share of $0.15, compared to Adjusted Net Income of $1.5 million, or adjusted net income per share of $0.04 for the comparative period in the prior year.
•Annual Recurring Revenue (“ARR”)1 added during the quarter of $10.1 million, after adjusting for the negative impact of $1.2 million given the strengthening of the U.S. dollar relative to foreign currencies. ARR as of September 30, 2023 of $181.8 million, an increase of $37.2 million from $144.6 million at the end of the third quarter of 2022, or an increase of 26%.
•Adjusted EBITDA1 of $4.5 million, representing 9.7% of total revenue, compared to Adjusted EBITDA income of $0.6 million, representing 1.7% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $6.2 million, compared to $1.0 million for the comparative period in the prior year.
•Free Cash Flow1 of $8.4 million, representing 18.0% of total revenue, compared to $0.6 million, representing 1.7% of total revenue, for the comparative period in the prior year.

Third Quarter 2023 Business Highlights
•Docebo is now used by 3,679 customers, an increase from 3,245 customers at the end of September 30, 2022.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, an increase from $44,561 as at September 30, 2022 to $49,416 as at September 30, 2023.
•Notable new customer wins in the quarter include a significant deal with a Big 5 US-based global technology leader that will support multiple use cases, including a large external audience.
•Enterprise Holdings is a leading provider of mobility solutions including car rental, fleet management, carsharing, vanpooling, truck rental, luxury rental, retail car sales, and vehicle subscription, as well as travel management and other transportation technology services and solutions, to make travel easier and more convenient for customers. Enterprise Holdings’ subsidiaries and franchisees, together with its affiliate, Enterprise Fleet Management, manage a diverse fleet of 2.1 million vehicles through an integrated network of more than 10,000 fully staffed neighborhood and airport rental locations in more than 90 countries and territories. Privately held by the Taylor family of St. Louis, Enterprise Holdings manages the Enterprise Rent-A-Car, National Car Rental, and Alamo brands. Enterprise selected Docebo for their onboarding, compliance, and professional development learning requirements.

•Milwaukee Tool, founded in 1924, is a global leader in delivering innovative solutions to the professional construction trades that increase productivity and safety. They chose to partner with Docebo to address their onboarding, professional development, and organizational learning requirements.
•Founded in 1977, Bojangles, is a North Carolina-born restaurant chain known for its scratch-made Southern food served at approximately 800 locations. They selected Docebo for internal use cases including professional development and onboarding, as well as for the external use case of training franchisees.
•The US Department of Energy deployed Docebo for both external and internal use cases in one of their 17 national research labs servicing more than 5,700 researchers and support staff focused on innovations in nuclear research, renewable energy systems and security solutions.
•Leveraging Docebo’s existing partnership with Amazon Web Services (AWS), the Company is expanding into the Amazon Small Business division to address the external hybrid use case of customer training and sales enablement to help upskill small business owners in North America , as well as expanding into Amazon Global Engineering Services, which selected Docebo for multiple internal use cases including onboarding, professional development, compliance, and leadership training.
•Docebo has entered into an ecosystem participant agreement with EY Global Services Limited (EYGS) to provide Learn LMS and content delivery technology to EY member firms as a part of the EY Skills Foundry solution technology stack. EY Skills Foundry is an end-to end, AI activated platform for companies to manage the entire reskilling process at scale, identifying skill gaps, deploying customized learning journeys and facilitating redeployment to best-fit internal roles.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Third Quarter 2023 Results

Selected Financial Measures

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	43,588	34,279	9,309	27.2%	123,278	95,323	27,955	29.3%
Professional Services	2,918	2,687	231	8.6%	8,281	8,634	(353)	(4.1)%
Total Revenue	46,506	36,966	9,540	25.8%	131,559	103,957	27,602	26.6%

Gross Profit Margin	37,727	29,826	7,901	26.5%	106,316	83,286	23,030	27.7%
Percentage of Total Revenue	81.1%	80.7%			80.8%	80.1%

Net (Loss) Income	4,047	10,274	(6,227)	(60.6)%	(382)	5,418	(5,800)	(107.1)%

Cash Provided by Operating Activities	6,215	975	5,240	537.4%	9,488	95	9,393	9,887.4%

Key Performance Indicators and Non-IFRS Measures

	As at September 30,
	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	181.8	144.6	37.2	25.7%
Average Contract Value (in thousands of US dollars)	49.4	44.6	4.8	10.8%
Customers	3,679	3,245	434	13.4%

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	4,512	630	3,882	616.2%	9,777	(971)	10,748	1,106.9%
Adjusted Net Income (Loss)	4,952	1,472	3,480	236.4%	12,856	(1,094)	13,950	1,275.1%
Adjusted Net Income (Loss) per Share - Basic	0.15	0.04	0.11	275.0%	0.39	(0.03)	0.42	1400.0%
Adjusted Net Income (Loss) per Share - Diluted	0.15	0.04	0.11	275.0%	0.39	(0.03)	0.42	1400.0%
Working Capital	110,938	177,258	(66,320)	(37.4)%	110,938	177,258	(66,320)	(37.4)%
Free Cash Flow	8,353	624	7,729	1,238.6%	13,113	(542)	13,655	2,519.4%

Financial Outlook

Docebo is providing financial guidance for the three months ended December 31, 2023 as follows:

•Total revenue between $48.3 and $48.5 million
•Gross profit margin between 80.5% and 81.5%
•Adjusted EBITDA as a percentage of total revenue between 10.0% to 10.5%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Conference Call

Management will host a conference call on Thursday, November 9, 2023 at 8:00 am ET to discuss these third quarter results. To access the conference call, please dial 416-764-8624 or 1-888-259-6580 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until November 16, 2023 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call 416-764-8692 or 1-877-674-7070 and enter passcode 944945#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, macroeconomic conditions and global economic uncertainty, the war in Ukraine and inflation, including actions of Central banks to contain it, on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended December 31, 2023 in respect of total revenue, gross profit margin and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform may result in reputational harm or liability; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 8, 2023 (“AIF”), which is available under our profile on SEDAR+ at www.sedar.com.

Our guidance for the three months ended December 31, 2023 in respect of total revenue, gross profit margin, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates consistent with our historical experience; and
•with respect to gross profit margin and Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three and nine months ended September 30, 2023 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except per share data)	2023	2022	2023	2022
	$	$	$	$
Revenue	46,506	36,966	131,559	103,957
Cost of revenue	8,779	7,140	25,243	20,671
Gross profit	37,727	29,826	106,316	83,286

Operating expenses
General and administrative	8,317	7,824	25,218	22,796
Sales and marketing	16,221	15,523	51,041	44,150
Research and development	10,271	6,105	26,456	18,401
Share-based compensation	1,845	1,000	4,438	3,624
Foreign exchange (gain) loss	(3,092)	(10,213)	1,365	(11,676)
Depreciation and amortization	1,056	564	2,587	1,731
	34,618	20,803	111,105	79,026
Operating income (loss)	3,109	9,023	(4,789)	4,260

Finance income, net	(1,933)	(1,325)	(6,506)	(1,677)
Other (income) loss	(2)	(21)	181	(64)
Income before income taxes	5,044	10,369	1,536	6,001

Income tax expense	997	95	1,918	583

Net income (loss) for the period	4,047	10,274	(382)	5,418

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	3,776	10,690	(592)	12,633

Comprehensive income (loss)	271	(416)	210	(7,215)

(Loss) income per share - basic	0.12	0.31	(0.01)	0.16
(Loss) income per share - diluted	0.12	0.30	(0.01)	0.16
Weighted average number of common shares outstanding - basic	32,474,975	33,044,250	32,907,374	33,024,887
Weighted average number of common shares outstanding - diluted	33,513,101	34,069,688	32,907,374	34,032,666

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	September 30, 2023	December 31, 2022	Change	Change
	$	$	$	%
Cash and cash equivalents	170,648	216,293	(45,645)	(21.1)%
Total assets	254,175	283,669	(29,494)	(10.4)%
Total liabilities(1)	118,475	91,458	27,017	29.5%
Total long-term liabilities	7,648	7,096	552	7.8%
(1) On May 15, 2023, the Company announced the commencement of a normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,650,672 of its common shares. In connection with the NCIB, the Company also entered into an automatic share purchase plan ("ASPP") with a third-party broker for purposes of allowing the Company to purchase common shares under the NCIB during the Company's self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction. A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP of $12.8 million was recorded as at September 30, 2023.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value ”, “Adjusted EBITDA”, “Adjusted Net Income (Loss)”, “Adjusted Net Income (Loss) per Share - Basic and Diluted” “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at September 30 was as follows:

	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	181.8	144.6	37.2	25.7%
Average Contract Value (in thousands of US dollars)	49.4	44.6	4.8	10.8%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, loss on disposal of assets (if applicable), acquisition related compensation, transaction related expenses and restructuring costs.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net (loss) income.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$
Net income (loss)	4,047	10,274	(382)	5,418
Finance income, net(1)	(1,933)	(1,325)	(6,506)	(1,677)
Depreciation and amortization(2)	1,056	564	2,587	1,731
Income tax expense	997	95	1,918	583
Share-based compensation(3)	1,845	1,000	4,438	3,745
Other income(4)	(2)	(21)	181	(64)
Foreign exchange (gain) loss(5)	(3,092)	(10,213)	1,365	(11,676)
Acquisition related compensation(6)	1,258	256	2,246	868
Transaction related expenses(7)	271	—	1,081	101
Restructuring(8)	65	—	2,849	—
Adjusted EBITDA	4,512	630	9,777	(971)
Adjusted EBITDA as a percentage of total revenue	9.7%	1.7%	7.4%	(0.9)%

(1)Finance income, net, is primarily related to interest income earned on the net proceeds from the IPOs as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of acquired businesses that is associated with the achievement of certain performance and employment obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during the second quarter of 2023 that resulted in severance payments to employees. Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility.

Adjusted Net (Loss) Income and Adjusted (Loss) Income per Share - Basic and Diluted

Adjusted Net (Loss) Income is defined as net (loss) income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Net (Loss) Income per share - basic and diluted is defined as Adjusted Net (Loss) Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income (Loss) presented in our financial statements is net (loss) income.

The following table reconciles net (loss) income to Adjusted Net (Loss) Income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$
Net income (loss) for the period	4,047	10,274	(382)	5,418
Amortization of intangible assets	381	80	692	252
Share-based compensation	1,845	1,000	4,438	3,745
Acquisition related compensation	1,258	256	2,246	868
Transaction related expenses	271	—	1,081	101
Restructuring	65	—	2,849	—
Foreign exchange (gain) loss	(3,092)	(10,213)	1,365	(11,676)
Income tax (recovery) expense related to adjustments(1)	177	75	567	198
Adjusted net income (loss)	4,952	1,472	12,856	(1,094)

Weighted average number of common shares - basic	32,474,975	33,044,250	32,907,374	33,024,887
Weighted average number of common shares - diluted	33,513,101	34,069,688	32,907,374	34,032,666
Adjusted net income (loss) per share - basic	0.15	0.04	0.39	(0.03)
Adjusted net income (loss) per share - diluted	0.15	0.04	0.39	(0.03)
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at September 30, 2023 and 2022 was $110.9 million and $177.3 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

The following table represents the Company’s working capital position as at September 30, 2023 and 2022:

	2023	2022
	$	$
Current assets	224,664	252,216
Less: Current portion of net investment in finance lease	(81)	(172)
Less: Current portion of contract acquisition costs	(5,484)	(2,210)
Current assets, net of net investment in finance lease and contract acquisition costs	219,099	249,834

Current liabilities	110,827	74,997
Less: Current portion of contingent consideration	(1,153)	(1,168)
Less: Current portion of lease obligations	(1,513)	(1,253)
Current liabilities, contingent consideration and lease obligations	108,161	72,576
Working capital	110,938	177,258

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow used in operating activities.

The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$
Cash flow from operating activities	6,215	975	9,488	95
Purchases of property and equipment	(120)	(351)	(386)	(860)
Acquisition related compensation paid	—	—	189	82
Transaction related expenses paid	551	—	991	141
Restructuring costs paid	1,707	—	2,831	—
Free cash flow	8,353	624	13,113	(542)
Free cash flow as a percentage of total revenue	18.0%	1.7%	10.0%	(0.5)%